EXHIBIT A

July 22, 2014

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Larry Spirgel, Assistant Director

Re:

Shire Warwick Lewis Holdings, Inc. (f/k/a DE Acquisition 4, Inc.)

Form 8-K Filed June 19, 2014

File No. 000-53927

Dear Mr. Spirgel:

On behalf of Shire Warwick Lewis Holdings, Inc. (the “Company”), as the sole Director and Chief Executive Officer of the Company, I am providing the following response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the letter from the Staff dated July 9, 2014 in connection with the above referenced Form 8-K originally submitted on June 19, 2014. This letter attests to the accuracy and adequacy of the disclosures the Company has made in connection with the above referenced Form 8-K and the Company’s subsequent response the Staff’s comment letter dated July 22, 2014. Specifically, the Company acknowledges that:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/   Perry Lewis

Perry Lewis

Chief Executive Officer

Shire Warwick Lewis Holdings, Inc.